MIDSOUTH BANCORP, INC. AND SUBSIDIARIES	EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE (Unaudited)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	Second Quarter	Second Quarter	Year-to-Date	Year-to-Date
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004
BASIC

Earnings:
Income applicable to common stock	$2,040,253	$1,745,367	$3,963,676	$3,406,315

Shares:
Weighted average number of common shares outstanding	4,897,241	4,387,392	4,891,197	4,382,915

Earnings per common share:
Income applicable to common stock	$0.42	$0.40	$0.81	$0.77

DILUTED

Earnings:
Net income	$2,040,253	$1,745,367	$3,963,676	$3,406,315

Weighted average number of common shares outstanding	4,897,241	4,387,392	4,891,197	4,382,915

Assuming exercise of options, reduced by the number of shares which could have been purchased with the proceeds from exercise of such options at the average issue price	171,680	197,338	175,701	200,009

Weighted average number of common shares outstanding, as adjusted	5,068,921	4,584,730	5,066,898	4,582,924

Fully diluted earnings per common share	$0.40	$0.38	$0.78	$0.74